This Amended Offering Summary is being distributed and filed to amend the “hypothetical index percent change” column in the table on page 7.

August 3, 2011 Medium-Term Notes, Series D No. 2011- MTNDG0077 Registration Statements Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Market-Linked Partial Principal at Risk Notes Based on the Value of the Dow Jones Industrial AverageSM due     , 2017

Market-Linked Notes provide investors with exposure to a broad-based U.S. equity market index and the repayment of a substantial percentage of the principal amount if held to maturity, subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company. They are for investors who are willing to risk loss of some of their initial investment and forgo market interest rates in exchange for upside exposure to the underlying index and a minimum payment of principal at maturity, subject to the credit risk of Citigroup Inc. The notes are senior unsecured obligations of Citigroup Funding Inc. and any payments due on the notes, including any repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc. and are subject to the credit risk of Citigroup Inc.

SUMMARY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Issue price:	$10.00 per note (see “Underwriting fee and issue price” below).
Principal amount:	$10.00 per note.
Aggregate principal amount:	$
Pricing date:	August , 2011 (expected to price on or about August 25, 2011, or if such day is not an index business day, the next succeeding index business day).
Original issue date:	August , 2011 (three business days after the pricing date).
Valuation date:	, 2017 (three business days before the maturity date, subject to adjustment for non-index business days and certain market disruption events).
Maturity date:	, 2017 (5.5 years to 6 years from the issue date, to be determined on the pricing date).
Minimum payment amount:	$9.00 per note.
Underlying index:	The Dow Jones Industrial AverageSM.
Payment at maturity:

The principal payment at maturity per $10.00 note will equal:

$10.00 + note return amount, subject to the minimum payment amount

The note return amount may be positive, zero or negative, but in no event will the payment at maturity be less than $9.00 per note.

Note return amount:

The product of $10.00 and (ii) the index percent change

If the closing value of the underlying index depreciates, the index percent change and the note return amount will be negative and the payment at maturity will be less than the stated principal amount of $10.00 per note by an amount that is proportionate to the percentage depreciation of the underlying index. However, under no circumstances will the payment at maturity be less than the minimum payment amount of $9.00 per note.

Index percent change:	(final index value – initial index value) / initial index value.
Initial index value:	The index closing value on the pricing date.
Final index value:	The index closing value on the valuation date.
CUSIP:	17317U717.
ISIN:	US17317U7173.
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest.”

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to the issuer
Per note	$10.00	$0.350	$9.650
Total	$	$	$

(1) The actual price to public and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.90 per note. Please see “Syndicate Information” on page 6 for further details.

(2) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $0.35 for each note they sell. See “Fees and selling concessions” on page 6. This selling concession may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by an investor. See “Syndicate Information” on page 6.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRICING SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS,

EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Amended Preliminary Pricing Supplement, Subject to Completion, filed on August 11, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000119312511219662/d424b2.htm

Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR

ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Market-Linked Partial Principal at Risk Notes Based on the Value of the Dow Jones Industrial AverageSM

due    , 2017

Investment Overview

Market-Linked Notes

The Market-Linked Notes provide investors:

■	an opportunity to gain exposure to the Dow Jones Industrial AverageSM without having to acquire each of the component stocks included in the Dow Jones Industrial AverageSM.
■	participation in any appreciation of the underlying index over the term of the notes.
■	repayment of a minimum of 90% of the principal amount of the notes at maturity, subject to the credit risk of Citigroup Inc.

At maturity if the underlying index has depreciated at all, the investment will result in a loss as the value of the notes at maturity will be less than the amount of your initial investment, subject to a minimum payment equal to $9.00 per note.

Maturity:	5.5 years to 6 years

Principal payment at maturity:	$10.00 plus a note return amount, which is dependent upon the index percent change and will not be less than the minimum payment amount.

Minimum payment amount	$9.00 per note.

Dow Jones Industrial AverageSM Overview

The Dow Jones Industrial AverageSM is a price-weighted average composed of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, which is published by Dow Jones & Company, Inc., as representative of the broad market of U.S. industry.

Information as of market close on August 1, 2011:

Bloomberg Ticker Symbol:	INDU

Current Index Level:	12,132.49

52 Weeks Ago (on 7/30/2010):	10,465.94

52 Week High (on 4/29/2011):	12,810.54

52 Week Low (on 8/26/2010):	9,985.81

August 2011	Page 2

Market-Linked Partial Principal at Risk Notes Based on the Value of the Dow Jones Industrial AverageSM

due    , 2017

Key Investment Rationale

The notes offer participation in the positive performance of the underlying index, with a minimum payment amount at maturity of 90% of the principal amount per note, subject to the credit risk of Citigroup Inc., in exchange for forgoing current yield or interest.

Best Case Scenario	The underlying index increases in value and, at maturity, the notes redeem for the sum of (i) the principal amount of $10.00 and (ii) the note return amount, which is positive.

Worst Case Scenario	The underlying index declines by 10% or more and, at maturity, the notes redeem for $9.00 per note.

Summary of Selected Key Risks (see page 9)

■	The notes may return less than the principal amount at maturity.

■	You will not receive any periodic payments of interest or any other periodic payments on the notes.

■	The sale of the notes in secondary markets may result in a loss greater than 90% of the principal amount.

■

The return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional fixed-rate debt security of ours (guaranteed by Citigroup Inc.) of comparable maturity.

■	The market price of the notes will be influenced by many unpredictable factors, including the value and volatility of the underlying index and the stocks that underlie the underlying index.

■	The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.

■	The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	Adjustments to the underlying index could adversely affect the value of the notes.

■	You have no shareholder rights.

■	Investing in the notes is not equivalent to investing in the underlying index.

■	The notes will not be listed on any securities exchange and secondary trading may be limited.

■	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.

■	Citigroup Funding’s hedging and trading activity could potentially adversely affect the value of the notes.

■	Special U.S. federal income tax rules will apply to U.S. holders.

Fact Sheet

The notes offered are senior unsecured obligations of Citigroup Funding Inc. Any payments due on the notes, including any repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will pay no interest and have the terms described in this offering summary and the related pricing supplement, prospectus supplement and prospectus. Subject to the credit risk of Citigroup Inc., at maturity, we will pay per note the principal amount of $10.00 plus a note return amount, if any, based on any increase or decrease in the value of the underlying index and subject to a minimum payment amount of $9.00 per note. All payments due on the notes are subject to the credit risk of Citigroup Inc.

Expected Key Dates
Pricing date	Original issue date (settlement date)	Maturity date
August , 2011 (expected to price on or about August 25, 2011, or if such day is not a scheduled index business day, the next succeeding scheduled index business day).	August , 2011 (three business days after the pricing date)	, 2017 (5.5 years to 6 years from the issue date, to be determined on the pricing date)

Key Terms
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, include the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Issue price:	$10.00 per note.
Principal amount:	$10.00 per note.
Denominations:	$10.00 per note and integral multiples thereof.
Aggregate principal amount:	$
Minimum payment amount:	$9.00 per note.
Underlying index:	The Dow Jones Industrial AverageSM.
Underlying index publisher:	Dow Jones & Company, Inc.
Payment at maturity:

The principal payment at maturity per $10.00 principal amount will equal:

$10.00 + note return amount.

The note return amount may be positive, zero or negative, but in no event will the payment at maturity be less than $9.00.

Note return amount:

The product of (i) $10.00 and (ii) the index percent change

If the closing value of the underlying index depreciates, the index percent change and the note return amount will be negative and the payment at maturity will be less than the stated principal amount of $10.00 per note by an amount that is proportionate to the percentage depreciation of the underlying index. However, under no circumstances will the payment at maturity be less than the minimum payment amount of $9.00 per note.

Index percent change:	(final index value – initial index value) / initial index value.
Initial index value:	The index closing value on the pricing date.

August 2011	Page 3

Market-Linked Partial Principal at Risk Notes Based on the Value of the Dow Jones Industrial AverageSM

due    , 2017

Final index value:	The index closing value on the valuation date.
Valuation date:	, 2017 (three business days before the maturity date, subject to adjustment for non-index business days and certain market disruption events).
Risk factors:	Please see “Risk Factors” beginning on page 9.

August 2011	Page 4

Market-Linked Partial Principal at Risk Notes Based on the Value of the Dow Jones Industrial AverageSM

due    , 2017

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	17317U717.
ISIN:	US17317U7173.
Certain U.S. federal income tax considerations:

The following summarizes certain federal income tax considerations for initial U.S. investors who hold the notes as capital assets. Investors should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

•       U.S. investors will be required to accrue interest income on the notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”) although they will receive no payments on the notes in tax years prior to maturity.

•       At maturity or upon a taxable disposition of the notes, a U.S. holder will realize gain equal to the difference between cash received upon maturity or such taxable disposition and the U.S. holder’s adjusted tax basis in the notes. The adjusted tax basis in a note generally is its purchase price increased by any Tax OID previously accrued.

•       Any gain realized upon a sale or other disposition of the notes generally will be treated as ordinary income.

•       Any loss realized by a U.S. holder upon a sale or other disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the notes.

•       Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the notes that is not a U.S. person, all payments made with respect to the notes and any gain realized upon the sale or other disposition of the notes will not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with a U.S. trade or business of such holder and the holder complies with applicable certification requirements (generally, an IRS form W-8BEN). Further, if such holder does not comply with applicable certification requirements, such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States generally should not be subject to U.S. federal estate tax, provided that interest in the notes is not then effectively connected with the conduct of a U.S. trade or business.

You should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment. You should also consult your own tax advisors to determine tax consequences particular to your situation.

Trustee:	The Bank of New York Mellon.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On, or prior to, the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in futures or options contracts listed on major securities markets on the underlying index or the stocks included in the underlying index, or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the value of the underlying index, and, accordingly, potentially increase the initial index value, and, therefore, the value at which the underlying index must be above on the valuation date before you would receive at maturity a payment that exceeds the principal amount of the notes. For further information on our use of proceeds and hedging, see “Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?” in the accompanying pricing supplement related to this offering of notes.

ERISA and IRA purchase considerations:

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets Inc. affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be

August 2011	Page 5

Market-Linked Partial Principal at Risk Notes Based on the Value of the Dow Jones Industrial AverageSM

due    , 2017

permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying pricing supplement related to this offering for more information.

Fees and selling concessions:

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.350 for each note sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.350 for each note they sell. The underwriting fee and selling concession payable in connection with sales of the notes may be reduced for volume purchase discounts in accordance with the chart in “Syndicate Information” below.

Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying pricing supplement related to this offering of notes.

Supplemental information regarding plan of distribution; conflicts of interest:	Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying pricing supplement related to this offering of notes.
Calculation agent:	Citigroup Global Markets Inc.
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or its principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

Syndicate Information

The actual public offering price, the underwriting fee received by Citigroup Global Markets Inc. and the selling concession granted to selected dealers per note may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by a particular investor according to the following chart.

Aggregate Principal Amount of Market-Linked Notes for Any Single Investor	Price to Public per Note	Underwriting Fee per Note	Selling Concession per Note
< $1,000,000	$10.000	$0.350	$0.350
≤ $1,000,000 - < $3,000,000	$9.950	$0.300	$0.300
≥ $3,000,000 - < $5,000,000	$9.925	$0.275	$0.275
≥ $5,000,000	$9.900	$0.250	$0.250

The above Fact Sheet represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement, prospectus and pricing supplement for the notes, which can be accessed via the hyperlinks on the front page of this document.

August 2011	Page 6

Market-Linked Partial Principal at Risk Notes Based on the Value of the Dow Jones Industrial AverageSM

due    , 2017

Hypothetical Payout on the Notes

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different final index values of the Dow Jones Industrial AverageSM on the amount you will receive in respect of the notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue price: $10.00 per Note
•	Principal amount: $10.00 per Note
•	Initial index value: 12,500.00
•	Hypothetical dividend yield on Dow Jones Industrial AverageSM: 2.50%
•	Term of the notes: 6 years
•	The notes are held to maturity.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual note return amount, which, in turn, will depend on the actual index percent change.

Hypothetical final index value	Hypothetical index percent change(1)	Hypothetical note return amount(2)	Hypothetical payment at maturity(3)	Hypothetical total return on the note	Hypothetical total return on Dow Jones Industrial AverageSM(4)
0.00	-100.00%	-$1.00	$9.00	-10.00%	-85.00%
3,125.00	-75.00%	-$1.00	$9.00	-10.00%	-60.00%
6,250.00	-50.00%	-$1.00	$9.00	-10.00%	-35.00%
6,875.00	-45.00%	-$1.00	$9.00	-10.00%	-30.00%
7,500.00	-40.00%	-$1.00	$9.00	-10.00%	-25.00%
8,125.00	-35.00%	-$1.00	$9.00	-10.00%	-20.00%
8,750.00	-30.00%	-$1.00	$9.00	-10.00%	-15.00%
9,375.00	-25.00%	-$1.00	$9.00	-10.00%	-10.00%
10,000.00	-20.00%	-$1.00	$9.00	-10.00%	-5.00%
10,625.00	-15.00%	-$1.00	$9.00	-10.00%	0.00%
11,250.00	-10.00%	-$1.00	$9.00	-10.00%	5.00%
11,875.00	-5.00%	-$0.50	$9.50	-5.00%	10.00%
12,500.00	0.00%	$0.00	$10.00	0.00%	15.00%
13,125.00	5.00%	$0.50	$10.50	5.00%	20.00%
13,750.00	10.00%	$1.00	$11.00	10.00%	25.00%
14,375.00	15.00%	$1.50	$11.50	15.00%	30.00%
15,000.00	20.00%	$2.00	$12.00	20.00%	35.00%
15,625.00	25.00%	$2.50	$12.50	25.00%	40.00%
16,250.00	30.00%	$3.00	$13.00	30.00%	45.00%
16,875.00	35.00%	$3.50	$13.50	35.00%	50.00%
17,500.00	40.00%	$4.00	$14.00	40.00%	55.00%
18,125.00	45.00%	$4.50	$14.50	45.00%	60.00%
18,750.00	50.00%	$5.00	$15.00	50.00%	65.00%
21,875.00	75.00%	$7.50	$17.50	75.00%	90.00%
25,000.00	100.00%	$10.00	$20.00	100.00%	115.00%

(1) Hypothetical index percent change = (hypothetical final index value – hypothetical initial index value) ÷ hypothetical initial index value.

(2) Hypothetical note return amount = $10.00 × hypothetical index percent change.

(3) Hypothetical payment at maturity = $10.00 + hypothetical note return amount, subject to a minimum payment at maturity of $9.00 per note.

(4) Hypothetical Total Return on Dow Jones Industrial AverageSM assumes that hypothetical annual dividend yield on the Dow Jones Industrial AverageSM is not compounded annually and not re-invested.

August 2011	Page 7

Market-Linked Partial Principal at Risk Notes Based on the Value of the Dow Jones Industrial AverageSM

due    , 2017

Payment at Maturity

Subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company, at maturity you will receive for each note an amount in cash equal to $10.00 plus a note return amount, which may be positive, zero or negative. Because the note return amount may be negative, the maturity payment could be less than the $10.00 principal amount per note, subject to the minimum payment at maturity equal to $9.00 per note. The notes are senior unsecured obligations of Citigroup Funding. All payments on the notes are fully and unconditionally guaranteed by Citigroup Inc. and are subject to the credit risk of Citigroup Inc.

The note return amount will be based on the underlying index. The note return amount will be equal to the product of $10.00 and the index percent change. The note return amount will be calculated as follows:

note return amount	=	$10.00	×	(final index value – initial index value)
initial index value

where,

initial index value	=	The index closing value on the pricing date

final index value	=	The index closing value on the valuation date

If the final index value is greater than or equal to the initial index value, the note return will be positive or zero and investors will receive at maturity $10.00 principal amount per note plus the product of (i) $10.00 and (ii) the index return percentage.

If the final index value is less than the initial index value, the note return amount will be negative and investors will receive less than the $10.00 principal amount per note, subject to the minimum payment at maturity equal to $9.00 per note.

August 2011	Page 8

Market-Linked Partial Principal at Risk Notes Based on the Value of the Dow Jones Industrial AverageSM

due    , 2017

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors Relating to the Notes” in the accompanying pricing supplement related to this offering and “Risk Factors” in the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

■

The notes may return less than the principal amount at maturity. If the final index value has declined from the initial index value, the amount you receive for each note will be less than the $10.00 you paid for each note, subject to the minimum payment at maturity equal to $9.00 per note, even if the closing value of the underlying index is greater than the initial index value at one or more times during the term of the notes.

■	You will not receive any periodic payments on the notes. You will not receive any periodic payments of interest or any other periodic payments on the notes.

■

Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least 90% of the principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

■

Potential for a lower comparative yield. If the index percent change is less than approximately     %, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of ours of comparable maturity.

■

Market price of the notes may be influenced by many unpredictable factors. Numerous factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets Inc. may be willing to purchase or sell the notes in the secondary market, including: the value and volatility of the underlying index, the price and volatility of the stocks that underlie the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the stocks that underlie the underlying index, or the stock markets generally, and that may affect the value of the underlying index, interest and yield rates in the market, the time remaining to maturity, the dividend rate on the stocks that underlie the underlying index and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc. As a result, the market value of the notes will vary and may be less than the original issue price at any time prior to maturity and sale of the notes prior to maturity may result in a loss.

■

The notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

■

The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

■

Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index. The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the notes. Where the underlying index is discontinued, Citigroup Global Markets Inc., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the underlying index and is not precluded from considering indices that are calculated and published by Citigroup Global Markets Inc. or any of its affiliates.

■

You have no shareholder rights. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

■

Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. See “Hypothetical Payout on the Notes” above.

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The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If, at any time, Citigroup Global Markets Inc. were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the initial index value, the final index value and the index percent change, as applicable, and will calculate the amount you will receive at maturity. Any of these determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

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Citigroup Funding’s hedging and trading activity could potentially adversely affect the value of the notes. We expect to hedge our obligations under the notes (and possibly to other instruments linked to the underlying index or the stock underlying it) through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the Dow Jones Industrial AverageSM or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial AverageSM or the stocks included in the Dow Jones Industrial AverageSM, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Dow Jones Industrial AverageSM and, therefore, the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging our obligation under the

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notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

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Special U.S. federal income tax rules will apply to U.S. holders. The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the note although U.S. holders will not receive payments with respect to the note before maturity and regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in the accompanying pricing supplement related to this offering for more information.

Information about the Underlying Index

The Dow Jones Industrial AverageSM. Unless otherwise stated, all information on the Dow Jones Industrial AverageSM provided in this pricing supplement is derived from Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC (“CME”). The Dow Jones Industrial AverageSM is a price-weighted index, which means an underlying stock’s weight in the Dow Jones Industrial AverageSM is based on its price per share rather than the total market capitalization of the issuer. The Dow Jones Industrial AverageSM is designed to provide an indication of the composite performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The corporations represented in the Dow Jones Industrial AverageSM tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors.

The Dow Jones Industrial AverageSM is maintained by an Averages Committee comprised of the Managing Editor of The Wall Street Journal, the head of Dow Jones Indexes research and the head of CME Group research. The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME Group Index Services, LLC, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company. Generally, composition changes occur only after mergers, corporate acquisitions or other dramatic shifts in a component’s core business. When such an event necessitates that one component be replaced, the entire index is reviewed. As a result, when changes are made they typically involve more than one component. While there are no rules for component selection, a stock typically is added only if it has an excellent reputation, demonstrates sustained growth, is of interest to a large number of investors and accurately represents the sector(s) covered by the average.

Changes in the composition of the Dow Jones Industrial AverageSM are made entirely by the Averages Committee without consultation with the corporations represented in the Dow Jones Industrial AverageSM, any stock exchange, any official agency or Citigroup Funding Inc. Although changes to the common stocks included in the Dow Jones Industrial AverageSM tend to be made infrequently, the underlying stocks of the Dow Jones Industrial AverageSM may be changed at any time for any reason. The corporations currently represented in the Dow Jones Industrial AverageSM are incorporated in the United States and its territories and their stocks are listed on the New York Stock Exchange and NASDAQ.

License agreement between Dow Jones & Company, Inc. and Citigroup Global Markets Inc. The “Dow Jones Industrial AverageSM” is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC (“CME “) and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM”, “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones Trademark Holdings LLC (“Dow Jones”), have been licensed to CME and have been sublicensed for use for certain purposes by Citigroup Global Markets Inc. and its affiliates (the “Licensee”). The notes are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates (collectively the “Corporations”) and the Corporations make no representation regarding the advisability of investing in the notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND THE CORPORATIONS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE LICENSEE, OTHER THAN THE LICENSORS OF CME.

All disclosures contained in this document regarding the Dow Jones Industrial AverageSM, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

Historical Information. The following table presents the published high and low closing values, as well as the end-of-quarter closing values, of the underlying index from January 3, 2006 through August 1, 2011. The closing value of the underlying index on August 1, 2011 was 12,132.49. We obtained these closing values and other information below from Bloomberg Financial Markets, without independent verification. The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of future performance.

Dow Jones Industrial AverageSM	High	Low	Period End
2006 Quarter
First	11,317.43	10,667.39	11,109.32
Second	11,642.65	10,706.14	11,150.22
Third	11,718.45	10,739.35	11,679.07
Fourth	12,510.57	11,670.35	12,463.15
2007 Quarter
First	12,786.64	12,050.41	12,354.35
Second	13,676.32	12,382.30	13,408.62
Third	14,000.41	12,845.78	13,895.63

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Dow Jones Industrial AverageSM	High	Low	Period End
Fourth	14,164.53	12,743.44	13,264.82
2008 Quarter
First	13,056.72	11,740.15	12,262.89
Second	13,058.20	11,346.51	11,350.01
Third	11,782.35	10,365.45	10,850.66
Fourth	10,831.07	7,552.29	8,776.39
2009 Quarter
First	9,034.69	6,547.05	7,608.92
Second	8,799.26	7,761.60	8,447.00
Third	9,829.87	8,146.52	9,712.28
Fourth	10,548.51	9,487.67	10,428.05
2010 Quarter
First	10,907.42	9,908.39	10,856.63
Second	11,205.03	9,774.02	9,774.02
Third	10,860.26	9,686.48	10,788.05
Fourth	11,585.38	10,751.27	11,577.51
2011 Quarter
First	12,391.25	11,613.30	12,319.73
Second	12,810.54	11,897.27	12,414.34
Third (through August 1)	12,724.41	12,132.49	12,132.49

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